June 14, 2006

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Decker:

Re:	Form 10-K for the fiscal year ended September 30, 2005 Form 10-Q for the quarter ended December 31, 2005 File No. 0-22026

We are responding to your additional comments outlined in the letter dated April 21, 2006.

The following responses are numbered to correspond to the comment number in your letter. As requested, we are responding to certain of the staff’s comments by presenting portions of our Form 10-K or 10-Q revised to show the effect of compliance with the staff’s comments. These revisions would be made in future filings.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Company Performance Measures, page 19

2.

We have reviewed your response to comment two. Item 10(e) of Regulation S-K defines a non-GAAP financial measure as a numerical measure of historical or future financial performance, financial position or cash flows that includes (or excludes) amounts that are excluded from (or included in) the most directly comparable GAAP measure. We note the following:

o

You present GWRR as an historical financial measure in your most recent Form 10-K by stating “[t]otal GWRR was $8.7 millionbased on active agreements at September 30, 2005, versus $8.5 million for active agreements at September 30, 2004.”

o	You further state that it represents “total potential rental revenue that could be collected from all active rental agreements.” We assume this refers to potential cash collections.

o	GWRR includes amounts excluded from both GAAP net income and cash flow from operations.

It is unclear why you believe GWRR does not meet the definition of a non-GAAP financial measure in Item 10(e)(2) of Regulation S-K. Please clarify the specific characteristic of a non-GAAP measure, as defined in Item 10(e)(2), that you believe GWRR does not possess.

We will remove references to GWRR measures in future filings.

3.

We further note that the measure you refer to as “Performance Percentage” is defined as “total rental revenue collected as a percentage of total GWRR or, potential revenue.” We assume this measure is total cash collected, which is included in GAAP cash flows from operations, as a percentage of GWRR.

We will remove references to Performance Percentage measures in future filings.

Liquidity and Capital Resources, page 23

4.

We have reviewed your response to comment four. Please reconcile actual EBITDA of $57.6 million to cash flow from operations. Please also revise the title used to describe EBITDA as it appears to exclude items other than what the acronym suggest. Please refer to Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

We will change the reference to the term EBITDA to “Credit Facility EBITDA” and define this term in the Liquidity and Capital Resources section of MD & A of future filings as follows:

EBITDA is defined in the credit facility as net income plus the sum of all amounts deducted in arriving at such net income amount for interest expense, federal, state and local income taxes for such period, depreciation of fixed assets and amortization of intangible assets for such period (excluding depreciation of rental merchandise), any fees, costs or expenses paid in connection with the execution and delivery of the credit facility and the other loan documents and the issuance and sale of the senior notes and preferred stock to the extent such fees, costs or expenses are not capitalized. Adjustments shall be made for any four fiscal quarter rolling period to EBITDA with respect to one-time, non-cash charges in amounts, which are reasonable and acceptable to the required lenders. We refer to this measure as “Credit Facility EBITDA.” A reconciliation of Credit Facility EBITDA to Net Cash Provided by Operations is set forth as Exhibit 99.1 to this report.

We will reconcile Credit Facility EBITDA to Net Cash Provided by Operations in future filings by attaching an Exhibit 99.1, “Calculation of Reconciliation of Net Cash Provided by Operations to Credit Facility EBITDA.”

Item – 8 Financial Statements, page 28

Consolidated Statements of Cash Flows, page 36

5.

We have reviewed your response to comment nine. Your response indicates that you have presented the payments on the class action lawsuit note payable as a financing activity because the settlement resulted in a note payable, which is classified as debt on your balance sheet. Since the payments on the note payable are a result of a lawsuit settlement, rather than repayments on amounts borrowed, it appears that you should classify these payments as an operating activity, in accordance with paragraph 23(e) of SFAS 95. Please advise or revise.

We will comply in future filings by reclassifying the activity related to settlement of the class action lawsuit to operating activities, adjustments to reconcile net income to net cash provided by operating activities.

      Exhibit 12.1

6.

We have reviewed your response to comment 17. If you intend to continue to voluntarily provide the ratio of earnings to fixed charges, please review to show the ratio of combined fixed charges and preference dividends to earnings. Please see Item 503(d) of Regulation S-K.

        We do not intend to continue to voluntarily provide the ratio of earnings to fixed charges in future filings.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2005

Item 4A. Controls and Procedures, page 32

7.

We have reviewed your response to comment 19. Please note that the definition of disclosure controls and procedures that you provided on page 32 of your Form 10-Q for the quarter ended December 31, 2005 is incomplete. Please revise your disclosure to provide the complete definition as requested in prior comment 19, or alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e). Please provide us with your proposed revised disclosure.

We will comply in future filings by stating whether or not disclosure controls and procedures are effective or not, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) ad 15d-15(e).

Our proposed revised disclosure of Item 4A is as follows:

ITEM 4. CONTROLS AND PROCEDURES

A.

Disclosure Controls and Procedures. The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 (e) under the Securities Exchange Act of 1934. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2006, the Company’s disclosure controls and procedures were effective.

Please note that the audit committee has reviewed and approved the Company’s responses included in this letter. We thank you for your comments. Please direct any questions to me at One RentWay Place; Erie, Pa 16509; telephone number (814) 461-5258, or by facsimile (814) 461-5411.

Sincerely,

/s/ John A. Lombardi

John A. Lombardi
Senior Vice President and Chief Financial Officer

Rent Way, Inc.
Calculation of Reconciliation of Net Cash Used in Operations to EBITDA
Exhibit 99.1
For the Twelve-Months Ended September 30, 2005
(dollars in thousands)

Net cash provided by operating activities	$ 6,879
Net cash used in discontinued operations	355
Adjustments to reconcile net income to net
cash provided by operating activities	(153,319)
Changes in assets and liabilities	156,537
Depreciation and amortization	15,995
Interest expense	29,828
Income taxes	5,360
Adjustments per bank agreement	1,235
DPI EBITDA	(318)

Rent Way EBITDA	$ 62,552